Star Equity Fund Calls on SVT Board to Conduct Strategic Review For ALL Assets
Encourages Servotronics Shareholders to Vote WITHHOLD on the Re-Election of Incumbents Cosgrove, Marks, and Farrell
Old Greenwich, CT – May 31, 2023 – Star Equity Fund, LP (“Star Equity” or “we”) is an investment fund focused on unlocking shareholder value and improving corporate governance at its portfolio companies. Star Equity owns 5.4% of the common stock of Servotronics, Inc. (NYSE American: SVT) (“Servotronics,” “SVT,” or the “Company”) and calls on SVT’s Board to conduct a strategic review for ALL its assets. In addition, we urge all stockholders to vote WITHHOLD on the re-election of incumbent board members Edward Cosgrove, Christopher Marks, and William Farrell at the Company’s 2023 annual meeting of shareholders (the “Annual Meeting”), which will be held in a virtual format on June 9, 2023 at 9:00 a.m., E.T.
Rather than pursuing its current strategy, we believe the long-suffering SVT shareholders would be better served by the Company exploring strategic alternatives for ALL its assets. We believe the Company should sell both its Consumer Products Group (CPG) and Aerospace (ATG) segments to strategic buyers and also sell its real estate assets. Following pressure from our public campaign, SVT did announce its intent to sell the CPG segment; however, intent does not drive shareholder value, execution does. We believe that Cosgrove, Marks, and Farrell lack the necessary experience or skillsets to execute on the objectives they have outlined and lack the urgency to prioritize the necessary steps toward enhancing shareholder value. We believe the employees and clients of the ATG segment would be better served by being part of a larger entity than as part of a very small standalone controlled by the incumbents.
Although our public campaign at Servotronics has prompted the Company to implement several positive changes, we firmly believe that the incumbent directors Cosgrove, Marks, and Farrell lack the skillsets to lead the Company into new markets or ventures, nor design and execute a business plan that will increase value for shareholders. Under the watch of the incumbents Cosgrove and Marks, who have served on the Board 11 and 7 years, respectively, the Company has experienced a prolonged period of poor operating and financial performance. Mr. Farrell, while much newer on the job, has failed to make a significant impact at the Company after one full year as CEO as evidenced by stagnant revenue growth, negative operating income, and ballooning SG&A costs as a percentage of revenue at SVT’s core ATG segment since his appointment. We view their continued directorship as an impediment to further positive change and harmful to shareholders’ interests. We have no confidence in their ability to orchestrate a much-needed turnaround at Servotronics.
Although we are pleased with some of the results we believe have been driven by our public campaign, there is much more to be done at Servotronics. Rather than pursue board representation, we have concluded that shareholder value would be better maximized through a sale of all the Company’s assets. Additionally, we encourage our fellow shareholders to join us in voting WITHHOLD on incumbent directors Ed Cosgrove, Chris Marks, and Bill Farrell. We will continue to monitor the situation at SVT and our recommendation is reflective of our continued commitment to maximizing shareholder value at the Company.

About Star Equity Fund, LP

Star Equity Fund, LP is an investment fund affiliated with Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value and improve corporate governance at its portfolio companies.

About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. is a diversified holding company with two divisions: Construction and Investments.

For more information contact:
Star Equity Fund, LP	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	Senior Vice President
203-489-9501	212-836-9611
jeff.eberwein@starequity.com	lcati@equityny.com